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                                                                    EXHIBIT 12.1

                        CB RICHARD ELLIS SERVICES, INC.
   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

                          (Dollars in thousands)

                                                                                                                Pro Forma
                                                                                                                Combined
                                                                                                 Pro Forma       for the
                                                                       Quarter Ended              Combined       Quarter
                                     Year Ended December 31,             March 31,               Year Ended       Ended
                            ----------------------------------------- --------------------      December 31,    March 31,
                             1996    1997    1998     1999     2000    2000         2001            2000          2001
                            ------- ------- ------- -------- -------- -------      -------      ------------    ---------
Income before provision
 for income tax...........  $25,809 $45,906 $50,483 $ 39,461 $ 68,139 $    43      $(5,930)       $ 36,116      $(13,966)
 Less: Equity earnings of
  unconsolidated
  subsidiaries............      145     --    3,443    7,528    7,112   1,742        1,042           7,112         1,042
  Preferred stock
   dividends (1)..........    1,639   6,557     --       --       --        0          --              --            --
 Add: Distributed earnings
  of unconsolidated
  subsidiaries............       89   1,440   2,267   12,662    8,389   1,304        1,809           8,389         1,809
  Fixed charges...........   32,136  30,654  42,089   56,524   60,448  14,140       14,069          86,989        21,098
                            ------- ------- ------- -------- -------- -------      -------        --------      --------
Total earnings before
 fixed charges............  $56,250 $71,443 $91,396 $101,119 $129,864 $13,745      $ 8,906        $124,382      $  7,899
                            ======= ======= ======= ======== ======== =======      =======        ========      ========
Fixed Charges:
 Portion of rent expense
  representative of the
  interest factor (2).....  $ 6,374 $ 8,317 $11,042 $ 17,156 $ 18,748 $ 4,455      $ 5,014        $ 18,748      $  5,014
 Interest expense.........   24,123  15,780  31,047   39,368   41,700   9,685        9,055          68,241        16,084
 Preferred stock dividends
  (1).....................    1,639   6,557     --       --       --        0          --              --            --
                            ------- ------- ------- -------- -------- -------      -------        --------      --------
Total fixed charges.......  $32,136 $30,654 $42,089 $ 56,524 $ 60,448 $14,140      $14,069        $ 86,989      $ 21,098
                            ======= ======= ======= ======== ======== =======      =======        ========      ========
Ratio of earnings to fixed
 charges..................     1.75    2.33    2.17     1.79     2.15    0.97(/3/)    0.63(/3/)       1.43(/3/)     0.37(/3/)
                            ======= ======= ======= ======== ======== =======      =======        ========      ========

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(1) Preferred stock dividend requirements have been reflected at their pre-tax amounts. The 1998 amount does not reflect the deemed dividend associated with the Company's repurchase of convertible preferred stock for $32.3 million.

(2) Represents one-third of operating lease costs which approximates the portion that relates to the interest portion.

(3) Includes a deficiency of $0.4 million for the quarter ended March 31, 2000, a deficiency of $5.2 million for the quarter ended March 31, 2001 and a deficiency of $13.2 million for the pro forma quarter ended March 31, 2001.